1701 Pennsylvania Avenue, N.W. Suite 200 Washington, D.C. 20006 Direct: 844-285-4263 ext. 758 Cell: (301) 910-2030 estern@culhanemeadows.com Ernest M. Stern Partner

March 9, 2022

Renee Jones

Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20548

Re:	Stratos Renewables Corp.

Registration Statement on Form 10-12G/A

Filed February 28, 2022

File No. 000-53187

Dear Ms. Jones:

Please be advised that Stratos Renewables Corp. (the “Company”) hereby respectfully requests withdrawal of the above-mentioned Registration Statement pursuant to Rule 477 of Regulation C promulgated by the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Act”). The Registration Statement was originally filed on January 7, 2022.

The Company is in the process of revising its registration statement and accompanying financial statements to provide audited financial statement for the year ended December 3, 2021 in accordance with the most recent SEC comment letter dated February 22, 2022. Accordingly, the Company respectfully requests that the SEC grant an order permitting withdrawal of the Registration Statement and declare the withdrawal effective as soon as feasibly possible. The Company also respectfully requests that all filing fees submitted to the SEC in connection with the filing of the Registration Statement be applied to any future filing of the Company on Form 10.

Please contact this office with any additional questions in this regard.

Very truly yours.

CULHANE MEADOWS PLLC

/s/ Ernest M. Stern
Ernest M. Stern, Partner

Cc: George Sharp